SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                              ROSLYN BANCORP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    778162107
                                 (CUSIP Number)

                                JOHN M. TSIMBINOS
                               T R FINANCIAL CORP.
                              1122 FRANKLIN AVENUE
                           GARDEN CITY, NEW YORK 11530
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 25, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

--------------------------------------------------------------------------------
CUSIP NO.  778162107             Schedule 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
         SS. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

1        T R FINANCIAL CORP.    IRS IDENTIFICATION NO.: 11-3154382
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
2                                                                     (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, WC, BK
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

 NUMBER OF                         8,303,591*
   SHARES                 ------------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER
  OWNED BY
    EACH                           0
 REPORTING                ------------------------------------------------------
   PERSON                 9        SOLE DISPOSITIVE POWER
    WITH
                                   8,303,591*
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,303,591*
--------------------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.7%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

* As of the date of the filing of this Schedule 13D, T R Financial Corp. ("T R Financial") owns 65,000 shares of Roslyn Bancorp, Inc. ("Issuer") common stock. Additionally, T R Financial may be deemed to beneficially own 8,238,591 shares of Issuer common stock issuable pursuant to the Stock Option Agreement entered into by and between T R Financial and Issuer as of May 25, 1998, as more fully described in Item 4 hereof. T R Financial expressly disclaims beneficial ownership of such 8,238,591 shares.



                               Page 2 of 13 Pages

ITEM 1.  SECURITY AND ISSUER

                  This Schedule 13D relates to shares of common stock, par value $.01 per share ("Issuer Common Stock"), of Roslyn Bancorp, Inc. ("Issuer"), a Delaware corporation having its principal executive offices at 1400 Old Northern Boulevard, Roslyn, New York 11576.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed by T R Financial Corp., a Delaware corporation ("T R Financial"). The principal business of T R Financial currently consists of the operation of its wholly owned subsidiary, Roosevelt Savings Bank, a New York State chartered stock savings bank. The principal business office of T R Financial and Roosevelt Savings Bank is located at 1122 Franklin Avenue, Garden City, New York 11530. The names of each director, executive officer and controlling person of T R Financial, and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on
Schedule I hereto, which Schedule is incorporated herein by reference.

                  During the last five years, neither T R Financial nor, to the best of its knowledge, any of the persons listed in Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of funds to be used by T R Financial in making a purchase of shares of Issuer Common Stock upon exercise of the Option (as defined in Item 4 hereof), if and to the extent the Option is exercised, will be either cash on hand at T R Financial, dividends from Roosevelt Savings Bank, a loan from an unaffiliated bank or other financial service company or other borrowings. T R Financial has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

                  If the Option were exercisable and T R Financial were to exercise the Option on the date hereof, the exercise of the Option in full, at the Option exercise price of $27.625 per share, would result in the purchase of 8,238,591 shares at an aggregate purchase price of $227,591,076.

ITEM 4.  PURPOSE OF TRANSACTION

                  On May 25, 1998, Issuer and T R Financial entered into a Stock Option Agreement ("Option Agreement") pursuant to which Issuer granted to T R Financial the option ("Option") to purchase, under certain specified circumstances, up to 19.9% of the then outstanding shares of

                               Page 3 of 13 Pages

Issuer Common Stock at an exercise price per share of $27.625, subject to adjustment in certain circumstances. The Option was granted in connection with the execution by Issuer and T R Financial of an Agreement and Plan of Merger, dated as of May 25, 1998 ("Merger Agreement"), which provides for, among other things, the merger of T R Financial with and into Issuer, with Issuer being the surviving corporation ("Merger"). At the effective time of the Merger ("Effective Time"), each outstanding share of T R Financial common stock, par value $.01 per share, shall become and be converted into the right to receive
2.05 shares of Issuer Common Stock, with certain exceptions as set forth in the Merger Agreement.

                  T R Financial required Issuer to grant the Option as a condition to T R Financial entering into the Merger Agreement for the purpose of
(i) providing some measure of compensation to T R Financial for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a Purchase Event or Preliminary Purchase Event (both as defined below) occurs and (ii) increasing the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement.

                  Provided that (i) T R Financial shall not be in material breach of the agreements or covenants contained in the Merger Agreement or the Option Agreement and (ii) no preliminary or permanent injunction or other order against the delivery of the shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, T R Financial may exercise the Option, in whole or in part, at any time and from time to time, following the occurrence of a Purchase Event; PROVIDED, HOWEVER, that the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event other than a termination thereof by T R Financial pursuant to Section 6.1(b)(ii) of the Merger Agreement (such termination pursuant to Section 6.1(b)(ii) being referred to herein as a "Default Termination"), (C) 18 months after a Default Termination or (D) 18 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; PROVIDED, HOWEVER, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law.

                  "Purchase Event" means any of the following events:

                           (a) Without T R Financial's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or Issuer shall have entered into an agreement with any person (other than T R Financial or any subsidiary of T R Financial) to effect (A) a merger, consolidation or similar transaction involving Issuer or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Issuer or any of its significant subsidiaries representing in either case 10% or more of the consolidated assets or deposits of Issuer and its subsidiaries, other than in the ordinary course of business, or (C) the issuance, sale or other disposition by Issuer of (including by way of merger, consolidation, share exchange or any similar transaction)

                               Page 4 of 13 Pages
         securities representing 10% or more of the voting power of Issuer or any of its significant subsidiaries (each of (A), (B) or (C), an "Acquisition Transaction"); or

                           (b) Any person (other than T R Financial or any subsidiary of T R Financial) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act")), of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which T R Financial or any subsidiary of T R Financial is a member, shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of 10% or more of the voting power of Issuer or any of its significant subsidiaries.

                 "Preliminary Purchase Event" means any of the following events:

                           (a) Any person (other than T R Financial or any subsidiary of T R Financial) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended, ("Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                           (b) The stockholders of Issuer shall not have approved the Merger Agreement by the requisite vote at the meeting of the stockholders of the Issuer required to be called to approve the Merger Agreement ("Issuer Meeting"), the Issuer Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to T R Financial the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than T R Financial or any subsidiary of T R Financial) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under the Bank Holding Company Act, as amended, the Home Owners' Loan Act of 1933, as amended, the Bank Merger Act, as amended, or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition Transaction; or

                           (c) Any person (other than T R Financial or any subsidiary of T R Financial) shall have made a bona fide proposal to Issuer or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

                               Page 5 of 13 Pages

                           (d) After a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to the Issuer to make such a proposal if the Merger Agreement terminates, and thereafter Issuer shall have breached any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach would entitle T R Financial to terminate the Merger Agreement under Section 6.1(b) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement).

                  The Option Agreement also provides that T R Financial may require, under certain circumstances, the Issuer to repurchase the Option and all shares purchased by T R Financial pursuant thereto on the terms and conditions set forth in the Option Agreement.

                  The foregoing summary of the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the text of such Option Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

                  Other than as indicated above, and as set forth in the Option Agreement and the Merger Agreement, T R Financial does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) any change in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

                  (a) Based on 41,399,959 shares of Issuer Common Stock outstanding on May 22, 1998, T R Financial may be deemed the beneficial owner, in the aggregate, of 8,303,591 shares, or 16.7%, of Issuer Common Stock, 8,238,591 of such shares being shares which, though presently unissued, are issuable in accordance with the terms and conditions of the Option Agreement. If the Option were exercised in full, these 8,238,591 shares would represent approximately 16.6% of the currently outstanding shares of Issuer Common Stock (after giving effect to the issuance of the shares covered by the Option). Since the Option may only be exercised upon the happening of one or more specified events, none of which has occurred, T R Financial expressly disclaims beneficial ownership of the 8,238,591 shares covered by the Option.

                               Page 6 of 13 Pages

T R Financial has no right to vote or dispose of the shares covered by the Option unless and until such time as the Option is exercised.

                  The persons listed on Schedule I hereto beneficially own shares of Issuer Common Stock as follows: Mr. DeRusso, 800 shares; Mr. Kramer, 2,500 shares; Mr. Kuhn, 783 shares; Mr. Galgano, 6,643 shares; Mr. Genovese, 3,137 shares; Mr. Mesloh, 500 shares; Mr. Tsimbinos, 10,392 shares; and Mr. Voutsinas, 14,000 shares.

                  (b) T R Financial has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 65,000 shares of Issuer Common Stock. If T R Financial were to exercise the Option, it would have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Issuer Common Stock acquired upon such exercise. Mr. DeRusso, Mr. Genovese and Mr. Mesloh each have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of Issuer Common Stock beneficially owned by them. Mr. Galgano has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,300 shares of Issuer Common Stock and may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 5,343 shares of Issuer Common Stock, which are owned jointly with his wife. Mr. Kramer has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 500 shares of Issuer Common Stock and may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 2,000 shares of Issuer Common Stock, 1,000 of which are shares owned by his wife and 1,000 of which are shares held for the benefit of his children. Mr. Kuhn may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 783 shares of Issuer Common Stock, which are owned jointly with his wife. Mr. Tsimbinos has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 146 shares of Issuer Common Stock and may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 10,246 shares of Issuer Common Stock, 10,000 of which are shares owned by his wife and 246 of which are shares owned jointly with his children. Mr. Voutsinas has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 11,500 shares of Issuer Common Stock and may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 2,500 shares of Issuer Common Stock, 1,000 of which are shares owned jointly with his wife and 1,500 of which are shares owned by his daughter.

                  (c) T R Financial sold shares of Issuer Common Stock in the open market on the following dates, in the total amounts and at the prices specified as follows: 5,000 shares on April 20, 1998 at a price of $28.12 per share; 15,000 shares on April 22, 1998 at a price of $28.50 per share; 10,000 shares on April 22, 1998 at a price of $29.00 per share; 5,000 shares on May 4, 1998 at a price of $30.62 per share; and 5,000 shares on May 7, 1998 at a price of $30.00 per share; 10,000 shares on May 8, 1998 at a price of $30.06 per share; 5,000 shares on May 11, 1998 at a price of $30.00 per share. Ms. Clancy's husband sold, in the open market, 283 shares of Issuer Common Stock on April 21, 1998 at a price of $27.9375 per share. On January 2, 1998,


                               Page 7 of 13 Pages

Mr. Voutsinas and his wife jointly acquired, at a price of $4.25 per share, five separate call option contracts, each to purchase 100 shares of Issuer Common Stock at $20.00 per share, with an expiration date of April 18, 1998. On January 12, 1998, Mr. Voutsinas and his wife jointly acquired, at a price of $1.9375 per share, five separate call option contracts, each to purchase 100 shares of Issuer Common Stock at $20.00 per share, with an expiration date of April 18, 1998. Mr. Voutsinas and his wife acquired 1,000 shares of Issuer Common Stock pursuant to these call option contracts upon their expiration.

                  (d) No person other than T R Financial has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer Common Stock that may be deemed beneficially owned by T R Financial on account of the Option.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  Except for the Merger Agreement and the Option Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among T R Financial or the persons listed on Schedule I hereto and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL REQUIRED TO BE FILED AS EXHIBITS

                  2.1 Agreement and Plan of Merger, dated as of May 25, 1998, by and between Roslyn Bancorp, Inc. and T R Financial Corp.

                  2.2 Stock Option Agreement, dated as of May 25, 1998, by and between Roslyn Bancorp, Inc. and T R Financial Corp.




                               Page 8 of 13 Pages

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, on behalf of T R Financial, I certify that the information set forth in this statement is true, complete and correct.


June 4, 1998

                                       T R FINANCIAL CORP.



                                            /s/ Dennis E. Henchy
                                       -------------------------------------
                                       By:      Dennis E. Henchy
                                       Title:   Executive Vice President and
                                                 Chief Financial Officer



                               Page 9 of 13 Pages

                                   SCHEDULE I

                               T R FINANCIAL CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, business addresses and present principal occupations of each director, executive officer and controlling person of T R Financial are set forth below. Unless otherwise indicated, all persons listed below are citizens of the United States.



                                                                            PRESENT PRINCIPAL OCCUPATION
     NAME                          BUSINESS ADDRESS                           OR EMPLOYMENT AND ADDRESS
-----------------             ---------------------------                ------------------------------------
John M. Tsimbinos             1122 Franklin Avenue                       Chairman of the Board and Chief Executive
                              Garden City, New York 11530                Officer

A. Gordon Nutt                1122 Franklin Avenue                       President and Chief Administrative Officer
                              Garden City, New York 11530


William R. Kuhn               1122 Franklin Avenue                       Executive Vice President and Chief Real
                              Garden City, New York 11530                Estate Lending Officer

Dennis E. Henchy              1122 Franklin Avenue                       Executive Vice President and Chief
                              Garden City, New York 11530                Financial Officer



Ira H. Kramer                 1122 Franklin Avenue                       Senior Vice President and Corporate Secretary
                              Garden City, New York 11530

John J. DeRusso               1122 Franklin Avenue                       Senior Vice President
                              Garden City, New York 11530

Maureen E. Clancy             Clancy & Clancy Brokerage, Ltd.            Director.     Ms.     Clancy     is    the
                              114 Seventh Street                         Secretary-Treasurer  of  Clancy  &  Clancy
                              Garden City, New York 11530                Brokerage Ltd., an insurance agency.

Robert F. Eisen, Sr.          1122 Franklin Avenue                       Director.  Mr. Eisen  retired as President
                              Garden City, New York 11530                of  Greenwood   Mills,   Inc.,  a  textile
                                                                         manufacturer.


Michael P. Galgano            52 Cobb Isle                               Director.  Mr.  Galgano  was  a  principal
                              P.O. Box 1358                              with  Dorman & Wilson,  Inc.,  a  mortgage
                              Water Mill, New York 1197                  banking  firm,  and  retired  as a  Senior
                                                                         Vice  President  and  regional  manager of
                                                                         the  Long  Island  office.   He  currently
                                                                         operates   a   real    estate    financial
                                                                         consulting practice.



                               Page 10 of 13 Pages



Leonard Genovese              Genovese Drug Stores, Inc                  Director.   Mr.   Genovese  is   currently
                              80 Marcus Drive                            Chairman,  President  and Chief  Executive
                              Melville, New York 11746                   Officer of Genovese  Drug Stores,  Inc. He
                                                                         is    a     board     member     of    St.
                                                                         Christopher-Ottilie  Services for Children
                                                                         and Families,  the National Association of
                                                                         Chain Drug Stores,  Kellwood Company,  AID
                                                                         Auto Stores,  The Stephan  Company and the
                                                                         National Center for Disability Services.


Edward J. Kowatch              1122 Franklin Avenue                      Director.  Mr.  Kowatch  retired  as Chief
                               Garden City, New York 11530               Executive   Officer   of  the   Retirement
                                                                         System  for  Savings  Institutions.  He is
                                                                         presently  a  director  of and  consultant
                                                                         for Retirement  System Group,  Inc., which
                                                                         provides    retirement    and   investment
                                                                         related services.


Ernest L. Loser               1122 Franklin Avenue                       Director.  Mr.  Loser  retired as a Senior
                              Garden City, New York 11530                Vice    President   in   charge   of   the
                                                                         Institutional  Trust  Group  for The Chase
                                                                         Manhattan Bank, N.A.


John C. Mesloh                T&C Restorations, Inc.                     Director.  Mr.  Mesloh  retired  as a Vice
                              199 Liberty Avenue                         President  from the New York  City  office
                              Mineola, New York 11501                    of   Pfizer,    Inc.,   a   pharmaceutical
                                                                         manufacturer.  He is  currently  President
                                                                         of T&C Restorations,  Inc., a board member
                                                                         of Wartburg Lutheran  Services,  Treasurer
                                                                         and  a  board   member  of  the   Atlantic
                                                                         District of the Lutheran Church,  Missouri
                                                                         Synod and  liaison  between  the  Lutheran
                                                                         Church,  Missouri  Synod and the  Nehemiah
                                                                         project in Brooklyn,  a community  housing
                                                                         project.


James E. Orr, Jr.             1122 Franklin Avenue                       Director.  Mr. Orr retired as Chairman and
                              Garden City, New York 11530                Chief  Executive  Officer of Busby Metals,
                                                                         Inc.  He   continues  as  a  director  and
                                                                         consultant to Busby Metals.



                               Page 11 of 13 Pages



Spiros J. Voutsinas           Omega Capital, Inc.                        Director.  Mr.  Voutsinas is currently the
                              Olympic Tower                              President of Omega  Capital,  Inc., a real
                              645 Fifth Avenue, 2nd Floor                estate  development and syndication  firm,
                              New York, New York 10022                   and a general  partner  of Omega  Partners
                                                                         LP, a money  management firm  specializing
                                                                         in bank stocks.




                               Page 12 of 13 Pages

                                 EXHIBIT INDEX
                                 -------------


         2.1 Agreement and Plan of Merger, dated as of May 25, 1998, by and between Roslyn Bancorp, Inc. and T R Financial Corp.

         2.2 Stock Option Agreement, dated as of May 25, 1998, by and between Roslyn Bancorp, Inc. and T R Financial Corp.